Filed by Promistar Financial Corporation

Pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Promistar Financial Corporation
Commission File No. 0-12377

Date: August 28, 2001

          Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected date of the closing of the merger between F.N.B. Corporation and Promistar Financial Corporation, future financial and operating results, benefits and synergies of the merger, accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as “believes,” “expects,” “projects,” “plans,” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry as detailed from time to time in Promistar’s reports filed with the SEC. Promistar disclaims any responsibility to update these forward-looking statements.

          FNB will file with the SEC a Registration Statement on Form S-4, which will contain the prospectus of FNB relating to the shares to be issued in the merger, and the proxy statements of FNB and Promistar relating to the special meetings of shareholders of FNB and Promistar at which the merger agreement will be considered and voted upon by their respective shareholders, as well as other relevant documents concerning the proposed merger.  Investors are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information.  You will be able to obtain the Form S-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov.  In addition, you may obtain documents filed with the SEC by FNB free of charge by requesting them in writing from FNB Corporation, 2150 Goodlette Road North, Naples, Florida 34102, Attention: Corporate Secretary, or by telephone at (800) 262-7600.  You may obtain documents filed with the SEC by Promistar free of charge by requesting them in writing from Promistar, 551 Main Street, Post Office Box 1146, Johnstown, Pennsylvania 15901-1146, Attention:  Corporate Secretary, or by telephone at (814) 532-3801.

          FNB, Promistar and their directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the merger.  Information about such directors and executive officers and their ownership of FNB and Promistar stock is set forth in the proxy statements for each company’s 2001 annual meeting of shareholders which will be incorporated by reference in the Form S-4 Registration Statement to be filed with the SEC and in the joint proxy statement/prospectus to be mailed to FNB and Promistar shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

          Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

F.N.B. CORPORATION
(Nasdaq: FBAN)
NAPLES, FL 34102
www.fnbcorporation.com

FOR IMMEDIATE RELEASE

DATE:	August 22, 2001
CONTACT:	Clay W. Cone
Vice President-Corporate Affairs
941-436-1676

F.N.B. CORPORATION BOARD INCREASES QUARTERLY CASH DIVIDEND

NAPLES, FL, August 22 - F.N.B. Corporation today announced that its Board of Directors has increased the regular quarterly cash dividend on its common stock by $0.02 to $0.20 per share. The dividend is payable on September 15, 2001, to shareholders of record as of September 1, 2001. It is 11% higher than last year's third quarter dividend.

The F.N.B. Board of Directors also has declared a cash dividend of $0.42000 on its Series A Preferred Stock and $0.46875 per share on its Series B Preferred Stock. Both dividends are payable on September 15, 2001, to shareholders of record as of September 1, 2001.

"We are delighted that the company's consistently strong core operating performance has enabled us to increase the quarterly cash dividend," said Gary L. Tice, President and Chief Executive Officer of F.N.B. Corporation. "Our focus is on providing exceptional shareholder value and this increased quarterly cash dividend reflects that commitment."

On June 14, 2001, F.N.B. Corporation and Promistar Financial Corporation announced a definitive agreement in which Promistar will merge with and into F.N.B. Headquartered in Johnstown, Pennsylvania, Promistar is a bank holding company with approximately $2.4 billion in assets and 82 branch offices throughout southwestern Pennsylvania.

F.N.B. and Promistar have filed with regulators seeking formal approval of the merger and shareholder meetings will be held this fall. The merger is anticipated for completion in the first quarter of 2002 and is expected to be accounted for as a pooling of interests.

The combined company, headquartered in Naples, Florida, will have more than $6.5 billion in assets, $5.2 billion in deposits and 166 banking offices located in southwest Florida, western Pennsylvania and northeastern Ohio. As a result of this merger, F.N.B. will become the nation's 65th largest bank holding company based on total deposits.

"Our meetings with the management and employees of Promistar have been extremely productive and we remain confident about the future success of this merger," Tice said.

For the three months ended June 30, 2001, F.N.B. reported core operating earnings of approximately $13.2 million, or $0.50 per diluted share. This represents an increase of 23% when compared with the $10.7 million, or $0.41 per diluted share, reported in the same period a year ago. For the first half of 2001, core operating earnings were $24.2 million, or $0.92 per diluted share, an increase of 13% over the same period a year ago.

During the period, F.N.B. began to realize the cost savings related to its previously announced charter consolidation plan. Under the program, each of F.N.B.'s community bank affiliates was combined under a single operating charter for each state. This program has resulted in significant savings by eliminating operational redundancies.

F.N.B. Corporation is a $4.1 billion diversified financial services company headquartered in Naples, Florida. The company currently owns and operates traditional community banks, insurance agencies, a consumer finance company and First National Trust Company with a total of 156 offices in Florida, Pennsylvania, Ohio and Tennessee.

F.N.B. has increased cash dividends for 29 consecutive years and has been recognized as a Dividend Achiever by Mergent FIS, formerly known as Moody's Investors Service.

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This release contains certain "forward-looking statements" relating to present or future trends or factors affecting the financial services industry and specifically the operations, markets and products of F.N.B. Corporation. These statements identified by words such as "believes," "expects," "projects," "anticipates," and similar expressions, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected. F.N.B. undertakes no obligation to release revisions to these forward-looking statements or to reflect events or circumstances after the date of this release.

Copies of this release are available over the Internet at WWW.FNBCORPORATION.COM or by contacting the F.N.B. Corporate Affairs Department at 1-800-262-7600, extension 1676.